UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Financial Statements and Exhibits

Set forth in this report are the registrant’s Unaudited Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended June 30, 2024. The earning release attached as Exhibit 99.1 includes additional information regarding the foregoing and is incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earning Release, dated as of October 18, 2024.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: October 18, 2024

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POWELL MAX LIMITED AND ITS SUBSIDIARY

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024

POWELL MAX LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of December 31, 2023	As of June 30, 2024 (unaudited)
		HK$	HK$	US$
ASSETS
Non-current assets
Property, plant and equipment		5,819,230	3,777,893	483,830
Total non-current assets		5,819,230	3,777,893	483,830

Current assets
Trade and other receivables	4	12,547,210	16,040,646	2,054,307
Deferred IPO expense	5	962,822	6,734,370	862,464
Cash and bank balances	6	3,660,213	2,075,667	265,828
Total current assets		17,170,245	24,850,683	3,182,599

Total assets		22,989,475	28,628,576	3,666,429

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	7	27,376,032	35,332,530	4,524,996
Contract liabilities	8	1,524,761	612,761	78,476
Bank borrowings	9	4,767,829	4,311,625	552,185
Lease liabilities		3,361,230	2,765,854	354,220
Total current liabilities		37,029,852	43,022,770	5,509,877

Non-current liabilities
Trade and other payables		150,000	150,000	19,210
Lease liabilities		1,122,591	-	-
Total non-current liabilities		1,272,591	150,000	19,210

Total liabilities		38,302,443	43,172,770	5,529,087

Equity attributable to owners of the Company
Share capital*	10	9,750	9,750	1,249
Accumulated losses		(15,680,728)	(14,899,592)	(1,908,174)
Reserve		358,010	345,648	44,267
Total equity		(15,312,968)	(14,544,194)	(1,862,658)

Total liabilities and equity		22,989,475	28,628,576	3,666,429

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

		Six months ended June 30,
	Note	2023 (unaudited)	2024 (unaudited)
		HK$	HK$	US$
Revenue	12	25,236,693	22,732,219	2,911,289
Cost of sales		(13,985,762)	(12,549,020)	(1,607,139)
Gross profit		11,250,931	10,183,199	1,304,150

Other income		2,929	26,247	3,361
General and administrative expenses		(5,438,461)	(6,228,824)	(797,718)
Selling and distribution expenses		(1,848,224)	(3,005,905)	(384,963)

Profit from operations		3,967,175	974,717	124,830
Finance costs		(300,428)	(193,581)	(24,791)

Profit before income tax		3,666,747	781,136	100,039
Income tax expense	13	-	-	-
Profit for the period		3,666,747	781,136	100,039

Other comprehensive income:
Exchange differences on translation foreign operations		(98,157)	(12,362)	(1,583)
Total comprehensive income for the period		3,568,590	768,774	98,456

Earnings per share attributable to owners of the Company
Basic and diluted		0.285	0.062	0.008

Weighted average number of ordinary shares
Basic and diluted*		12,500,000	12,500,000	12,500,000

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Accumulated losses	Reserve #	Total equity
	HK$	HK$	HK$	HK$
Balance at January 1, 2023*	9,750	(22,759,971)	405,388	(22,344,833)
Profit for the period, representing total comprehensive income for the period	-	3,568,590	-	3,568,590
Exchange differences on translation foreign operations	-	-	(98,157)	(98,157)
Balance at June 30, 2023	9,750	(19,191,381)	307,231	(18,874,400)

Balance as of January 1, 2024	9,750	(15,680,728)	358,010	(15,312,968)
Profit for the period, representing total comprehensive income for the period	-	781,136	-	781,136
Exchange differences on translation foreign operations	-	-	(12,362)	(12,362)
Balance at June 30, 2024	9,750	(14,899,592)	345,648	(14,544,194)
Balance at June 30, 2024 (US$)	1,249	(1,908,174)	44,267	(1,862,658)

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

#	Reserve consists of foreign currency translation reserve and share premium.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

POWELL MAX LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2023 (unaudited)	2024 (unaudited)
	HK$	HK$	US$
Cash flows from operating activities
Profit before income tax	3,666,747	781,136	100,039

Adjustments for:
Depreciation of property, plant and equipment	2,502,291	2,524,228	323,274
(Reversal)/allowance for expected credit losses – trade receivables	(36,673)	228,666	29,285
Bad debt written-off	-	40,382	5,173
Interest expense – lease liabilities	209,881	110,597	14,163
Interest expense – bank borrowings	90,547	82,984	10,628
Interest income	(1,206)	(12,362)	(1,583)
Operating cash flows before working capital changes	6,431,587	3,755,631	480,979

Changes in working capital:
Trade and other receivables	(5,488,065)	(3,762,484)	(481,857)
Trade and other payables	4,779,523	2,942,996	376,906
Contract liabilities	(2,507,618)	(912,000)	(116,799)
Net cash generated from operating activities	3,215,427	2,024,143	259,229

Cash flows from investing activities
Interest income	1,206	12,362	1,583
Purchase of property, plant and equipment	(101,307)	(482,891)	(61,843)
Net cash used in investing activities	(100,101)	(470,529)	(60,260)

Cash flows from financing activities
Advance from ultimate beneficial shareholder	-	5,001,140	640,490
Payment of deferred IPO expense	-	(5,771,548)	(739,156)
Repayment of bank borrowings	(332,385)	(456,204)	(58,424)
Interest paid	(90,547)	(82,984)	(10,628)
Repayment of lease liabilities	(1,853,363)	(1,828,564)	(234,182)
Net cash used in financing activities	(2,276,295)	(3,138,160)	(401,900)

Net change in cash and bank balances	839,031	(1,584,546)	(202,931)
Cash and bank balances at beginning of period	1,396,003	3,660,213	468,759
Cash and bank balances at end of period	2,235,034	2,075,667	265,828

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

A reconciliation of liabilities arising from financing activities as follows:

			Non-cash changes
	January 1	Cash flows	Interest expense	June 30
	HK$	HK$	HK$	HK$
2024
Bank borrowings	4,767,829	(539,188)	82,984	4,311,625
Lease liabilities	4,483,821	(1,828,564)	110,597	2,765,854
	9,251,650	(2,367,752)	193,581	7,077,479

2023
Bank borrowings	5,474,700	(422,932)	90,547	5,142,315
Lease liabilities	7,819,700	(1,853,363)	209,881	6,176,218
	13,294,400	(2,276,295)	300,428	11,318,533

POWELL MAX LIMITED AND ITS SUBSIDIARY
NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Powell Max Limited (the “Company” or “Powell Max”) was incorporated in the British Virgin Islands on January 8, 2019 and its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110. The principal place of business of the Company is 22/F, Euro Trade Centre, No. 13-14 Connaught Road Central, Central, Hong Kong.

These consolidated financial statements comprise the Company and its subsidiary (the “Group”).

The principal activity of the Company is investment holding. The principal activity of the subsidiary is disclosed below.

The details of its subsidiary are as follows:

Name of subsidiary		Percentage of effective ownership held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2023	June 30, 2024
JAN Financial Press Limited (“JAN Financial”) (Hong Kong)	Provision of financial printing services	100%	100%

There have been no significant changes in the nature of these activities during the six months ended June 30, 2024 and 2023.

Organization and reorganization

The holding company, Powell Max was incorporated under the laws of the BVI, with 50,000 ordinary shares issued and allotted to our ultimate beneficial shareholder, Ms. Leung Po Man Stella (“Ms. Leung” or “Controlling Shareholder”).

For the purpose of the Company’s initial listing of its ordinary shares (the “IPO”), the Group has performed a series of reorganization transactions (the “Reorganization”) as described below:

On January 19, 2024, the Company completed its group reorganization of entities under the common control of Ms. Leung, who collectively owned all the equity interests of Powell Max. Ms. Leung, who is the existing shareholder of Powell Max, entered into a share swap arrangement with Bliss On Limited (“Bliss On”), a company incorporated under the laws of the BVI, and wholly-owned by Ms. Leung, to transfer her existing 50,000 ordinary shares in Powell Max, representing the entire issued shares in Powell Max to Bliss On, in consideration of Bliss On issuing one additional ordinary share to Ms. Leung. Subsequent to the share swap arrangement, Bliss On became the shareholder of Powell Max, which in turn also owned all the equity interest of JAN Financial. The economic interests for Ms. Leung remain the same before and after the Reorganization.

As the Company and its subsidiary were under the same control of Ms. Leung and their entire equity interests were also ultimately held by Ms. Leung immediately prior to the Reorganization, the consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On February 5, 2024, Powell Max undertook a share subdivision exercise whereby every authorized and issued ordinary share with a par value of US$1.00 be subdivided into 10,000 ordinary shares with a par value of US$0.0001 each. Following the subdivision exercise, Powell Max increased its authorized share capital to 500,000,000 ordinary shares, par value US$0.0001 each, with 500,000,000 ordinary shares issued and allotted to Bliss On.

Immediately after the share subdivision exercise, Bliss On surrendered 487,500,000 ordinary shares to Powell Max for cancellation for no consideration. As a result, Powell Max has 12,500,000 ordinary shares issued and outstanding.

The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. The ordinary shares are presented on a retroactive basis to reflect the Reorganization and subsequent share subdivision and share cancellation completed on February 5, 2024.

2.	Material accounting policy information

The accounting policies and method of computation used in the preparation of the unaudited condensed consolidated financial statements are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2023 issued for the Group.

The new and amended standards issued and effective for annual period beginning on January 1, 2024 as disclosed in the audited consolidated financial statements for the year ended 31 December 2023 issued for Powell Max Limited and its subsidiaries have no material impact on the unaudited interim condensed consolidated financial statements of the Group for the six months ended 30 June 2024.

2.1	Basis of preparation

The accompanying unaudited condensed consolidated financial statements of the Company has been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, have been omitted pursuant to those rules and regulations. The unaudited condensed financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the audited consolidated financial statements financial statements of the Company for the year ended December 31, 2023 (“Annual Financial Statement”).

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited statement of financial position as of June 30, 2024, its unaudited statement of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended June 30, 2024 and 2023, as applicable, have been made. The unaudited results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

2.2	Going concern

In assessing the Group’s liquidity and the significant doubt about its ability to continue as a going concern, management monitors and analyzes cash and bank balances and operating expenditure commitments. The Group’s liquidity needs are to meet working capital requirements and operating expense obligations. To date, the Group has financed its operations primarily through operating cash flows and advances from ultimate beneficial shareholder.

Management has considered whether there is substantial doubt about its ability to continue as a going concern due to: (1) net current liabilities of HK$18,172,087 (US$2,327,279) for the six months ended June 30, 2024; and (2) accumulated deficit of HK$14,544,194 (US$1,862,658) as of June 30, 2024.

On July 19, 2024 and September 5, 2024, the Controlling Shareholder converted the entire outstanding balance of HK$18,679,181 (US$2,3911,425) into the Company’s Class A ordinary shares (Note 16).

In addition, the Company completed its IPO and listed its Class A ordinary shares on the Nasdaq Capital Market and received aggregate gross proceeds of US$5,707,000, prior to deducting underwriting discounts and other offering expenses (Note 16).

Based on these circumstances, management believes that the Group has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months.

2.3	Revenue

Revenue from rendering of a distinct service in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring “control” of a distinct service to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised distinct service. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to service with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised distinct service. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1:	Identify the contract(s) with a client

●	Step 2:	Identify the performance obligations in the contract

●	Step 3:	Determine the transaction price

●	Step 4:	Allocate the transaction price to the performance obligations in the contract

●	Step 5:	Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Revenue from corporate financial communications services

Revenue from corporate financial communications comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Company’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

Corporate financial communication services comprised of printing, publishing and distribution of quarterly and annual financial reports, corporate announcements, circulars and proxy statements. These services require the Company’s expertise in typesetting, design, layout, artwork, translation, uploading, printing, publishing, and distributing.

For listed companies, revenue from the production of quarterly reports, annual reports, circulars, and proxy statements are recognized at the point in time when each of the individual products are uploaded to the e-submission system of the Stock Exchange of Hong Kong Limited (“HK Stock Exchange”). At the point of submission, the customer has obtained substantially all of the remaining benefits of the service and there’s no unfulfilled obligation from the Group.

For non-listed company customers, the Company provides translation services. Revenue for this service is recognized at a point in time upon electronic delivery of the translated document to the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

Revenue from IPO financial printing services

The revenue from IPO financial printing services related to customers seeking to list on the HK Stock Exchange. Revenue from the provision of IPO financial printing services may include the following — printing and binding, translation, typesetting, proofreading, artwork design and publishing.

A contract asset represents the Group’s right to consideration in exchange for services that the Group has transferred to a customer that is not yet unconditional. It is assessed for impairment in accordance with IFRS 9. In contrast, a receivable represents the Group’s unconditional right to consideration, i.e. only the passage of time is required before payment of that consideration is due. A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

There will be a contract entered between the Group and the IPO customer, in which the contract will stipulate the terms and conditions of the IPO financial printing services, including the billing milestones. The IPO financial printing services fee is non-refundable, and the Group is entitled to receive upfront downpayment (1st milestone payment) upon signing the contract. The upfront downpayment is recorded as a contract liability and will be recognized as revenue when the Company fulfilled its first performance obligation.

The provision of IPO financial printing services contract includes two distinct performance obligations, as each performance obligation constitutes a distinct benefit to the customer. The 1st performance obligation is fulfilled when the first submission of the customer’s listing documents i.e. the prospectus, to the HK Stock Exchange, which corresponds to the Company’s entitlement to the 2nd milestone payment, and the 2nd performance obligation is fulfilled when the customer’s listing documents is approved, and the customer is successfully listed on the HK Stock Exchange, which corresponds to the Company’s entitlement to the 3rd milestone payment.

For the provision of IPO financial printing services, revenue is recognized at a point in time upon the completion of each performance obligation. The completion of the 1st performance obligation is evidenced by the date of e-submission of the customer’s filing on the HK Stock Exchange and the completion of the 2nd performance obligation is evidenced by customer’s successful listing on the HK Stock Exchange.

In certain circumstances, customers may decide to terminate the IPO listing process prior to submission of customer listing documents, i.e. the prospectus. Under these circumstances, the upfront deposits received by the Group are non-refundable, and will be recognized as revenue immediately. Evidence of the termination of the listing process is via written correspondence from the customer.

No element of financing is deemed present as typical payment terms range from 30 to 45 days from the date of issuance of invoice.

2.4	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the consolidated financial statements;

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

2.5	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company incorporated in BVI is USD, and the operating subsidiary incorporated in Hong Kong is Hong Kong dollars. The consolidated financial statements are presented in Hong Kong dollars, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.6	Convenience translation

Translations of amounts in the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, and consolidated statements of cash flows from Hong Kong Dollar (“HK$” or “HKD”) into United States Dollar (“US$” or “USD”) as of and for the six months ended June 30, 2024 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — HK$7.8083, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on June 28, 2024, respectively. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.7	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

For the purpose of internal reporting and management’s operation review, the chief operating decision maker and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one reportable operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in Hong Kong, substantially all interest income are earned and substantially all expenses are incurred in Hong Kong, accordingly, no geographical segments are presented.

2.8	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date. When an entity breaches an undertaking under a long-term loan agreement on or before the reporting date with the effect that the liability becomes payable on demand, the liability is classified as current, even if the lender has agreed, after the reporting date and before the authorization of the financial statements for issue, not to demand payment as a consequence of the breach. The liability is classified as current because, at the reporting date, the entity does not have an unconditional right to defer its settlement for at least twelve months after that date.

Where the entity expects, and has the discretion, to re-finance or roll over an obligation for at least 12 months after the reporting period under an existing loan facility with the same lender, the liability is classified as non-current.

2.9	Financial instruments

Financial assets

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Impairment

The Group recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Offsetting of financial instruments

A financial asset and a financial liability shall be offset and the net amount presented in the consolidated statements of financial position when, and only when, an entity (a) currently has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.10	Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “property, plant and equipment”.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Group’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.11	Trade receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.12	Trade payables

Trade payables and accrual represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

3.	Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Allowance for ECL of trade receivables

The Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the ECL for trade receivables. The ECL rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

4.	Trade and other receivables

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
Trade receivables – third parties	12,675,669	17,000,653	2,177,254
Less: Allowance for expected credit losses – trade receivables	(1,814,615)	(2,043,281)	(261,681)
	10,861,054	14,957,372	1,915,573

Other receivables	128,887	13,824	1,770
Prepayments	414,449	20,102	2,575
Deposits	1,142,820	1,049,348	134,389
	12,547,210	16,040,646	2,054,307

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 45 days (2023: 30 to 45 days) credit terms.

The movement in allowance for expected credit losses — trade receivables computed based on lifetime ECL was as follows:

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
At beginning of financial period	(899,827)	(1,814,615)	(232,396)
Allowance made for:
– Credit impaired receivables	(815,007)	(154,083)	(19,733)
– Non-credit impaired receivables	(99,781)	(74,583)	(9,552)
At end of financial period	(1,814,615)	(2,043,281)	(261,681)

The Group’s trade and other receivables are all denominated in Hong Kong dollar.

5.	Deferred IPO expense

Deferred IPO expense includes professional fees that are directly attributable to the preparation of the Group’s listing on Nasdaq Capital Market and would be charged against the gross proceeds of the offering as a reduction of share capital.

As at June 30, 2024, the Company has not completed its IPO on Nasdaq Capital Market.

The currency profiles of the deferred IPO expense as at the end of each reporting period are as follows:

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
Hong Kong Dollar	400,513	4,065,276	520,636
United States Dollar	562,309	2,669,094	341,828
	962,822	6,734,370	862,464

6.	Cash and bank balances

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
Cash and bank balances	3,660,213	2,075,667	265,828

The currency profiles of the cash and bank balances as at the end of each reporting period are as follows:

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
Hong Kong Dollar	3,660,213	1,567,630	200,765
United States Dollar	-	507,310	64,970
Singapore Dollar	-	727	93
	3,660,213	2,075,667	265,828

7.	Trade and other payables

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
Non-current
Provision	150,000	150,000	19,210

Current
Trade payables – third parties	7,223,067	9,681,098	1,239,847
Other payables	29,500	114,573	14,673
Amount due to ultimate beneficial shareholder	18,679,181	23,692,684	3,034,295
Accrual	1,444,284	1,844,175	236,181
	27,376,032	35,332,530	4,524,996

Trade payables are non-interest bearing and normally settled on 30 to 90 days (2023: 30 to 90 days) credit terms.

The amount due to the ultimate beneficial shareholder is non-trade in nature, unsecured, non-interest bearing and payable on demand. Subsequent to the reporting period, the outstanding balance as of December 31, 2023 amounted to HK$18,679,181 have been fully converted into the Company’s Class A ordinary shares (Note 16.)

Accruals expenses mainly consist of the accrued translation services, accrued defined contribution plan, reimbursement payable to employees, rent, utility bills, legal and professional services.

Provision for reinstatement cost pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

The Group’s trade and other payables are all denominated in Hong Kong dollar.

8.	Contract liabilities

The movement in contract liabilities was as follows:

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
At beginning of the financial year	3,307,618	1,524,761	195,274
Receipts from customers	2,642,000	3,197,000	409,437
Revenue recognized during the year	(4,424,857)	(4,109,000)	(526,235)
At end of the financial year	1,524,761	612,761	78,476

The contract liabilities primarily related to Group’s obligation to transfer serviced to customers for which the Group has received advances from customers for IPO financial printing services. Contract liabilities are recognized as revenue upon satisfaction of performance obligations for which consideration has been received in advances.

9.	Bank borrowings

Type	Principal amount	Interest rates	Maturity date	As of December 31, 2023	As of June 30, 2024
	HK	(per annum)		HK$	HK$	US$
Term loan I	4,000,000	2.75% to 3.625%	May 19, 2028	2,881,581	2,578,006	330,162
Term loan II	1,000,000	2.75% to 3.625%	March 14, 2029	886,248	808,911	103,597
Term loan III	1,000,000	2.75% to 3.625%	December 27, 2029	1,000,000	924,708	118,426
				4,767,829	4,311,625	552,185

The Group entered into several banking facilities (as renewed or supplemented where required) with a bank in Hong Kong. The portion of term loans due for repayment after one year is subject to repayment on demand clause and has been classified as current liabilities.

The term loans are secured by guarantees issued by The Hong Kong Mortgage Corporation Limited and personal guarantee by the ultimate beneficial shareholder.

The Group’s bank borrowings are all denominated in Hong Kong dollar.

10.	Share capital

	Ordinary shares - Class A	Ordinary shares - Class B	Total
	Number of shares	Number of shares	Number of shares	HK$	US$
Balance at January 1, 2023, December 31, 2023 and June 30, 2024	10,500,000	2,000,000	12,500,000	9,750	1,249

The Company was incorporated in BVI on January 8, 2019, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On February 5, 2024, the Company’s shareholder approved to amend the authorized share capital from US$50,000, divided into 50,000 ordinary shares of a par value of US$1.00 per share, to US$50,000, divided into 500,000,000 ordinary shares of par value US$0.0001 per share. After the subdivision of ordinary shares, the Company’s shareholder surrendered 487,5000,000 ordinary shares to the Company for no consideration so that the Company’s shareholder will hold 12,500,000 ordinary shares.

Following the subdivision and surrender of shares, the Company’s shareholder decreased the number of ordinary shares to be issued is decreased from 500,000,000 ordinary shares to 100,000,000 ordinary shares of par value US$0.0001 per share, and re-designated and re-classified into 98,000,000 Class A ordinary shares and 2,000,000 Class B ordinary shares.

The 12,500,000 ordinary shares were re-designated and re-classified into 10,500,000 Class A ordinary shares and 2,000,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights and entitlement for dividends, except each Class A ordinary shares is entitled to one (1) vote and each Class B ordinary shares is entitled to twenty (20) votes.

11.	Basic and diluted earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the six months ended June 30, 2024 and 2023, which includes the Class A Shares and Class B Shares:

	Six months ended June 30,
	2023	2024
Earnings per share, basic and diluted
Numerator:
Allocation of undistributed net earnings (HK$)	3,568,590	768,774
Denominator:
Weighted average number of ordinary shares*	12,500,000	12,500,000
Basic and diluted earnings per share (HK$)	0.285	0.062

*	Class A Shares and Class B Shares and share data have been applied to give effect to the share restructuring of the Company on February 5, 2024.

12.	Revenue

Disaggregation of revenue

	Six months ended June 30,
	2023 (unaudited)	2024 (unaudited)
	HK$	HK$	US$
At a point in time
Provision of corporate financial communications services	22,122,693	18,820,803	2,410,359
IPO financial printing services	3,114,000	3,911,416	500,930
	25,236,693	22,732,219	2,911,289

13.	Income tax expense

Six months ended June 30,
	2023 (unaudited)	2024 (unaudited)
	HK$	HK$	US$
Current year	-	-	-

Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

British Virgin Islands

The Company established under the BVI Act is exempted from BVI income taxes.

14.	Significant related party transaction and balances

Key management personnel

Key management personnel are the Chief Executive Officer and the Chief Financial Officer of the Group and those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

The remuneration of key management personnel of the Group as follows:

	Six months ended June 30,
	2023 (unaudited)	2024 (unaudited)
	HK$	HK$	US$
Salaries and related costs	770,000	760,000	97,332
Defined contribution plan	18,000	18,000	2,305
	788,000	778,000	99,637

15.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and bank balances, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities and bank borrowings

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

16.	Events after reporting period

The Company has assessed all events from June 30, 2024, up through October 18, 2024 which is the date that these unaudited condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements except below.

Debt Conversion

On July 19, 2024, a loan settlement agreement was entered by and between the Company and the Controlling Shareholder, pursuant to which the Controlling Shareholder waived the outstanding balance of HK$18,679,181 (US$2,391,425) as of December 31, 2023, upon the receipt of the promissory note issued to Bliss On for the principal sum of HK$18,679,181 (US$2,391,425), which will be converted into Class A ordinary shares of the Company at the same price as the IPO price per Class A ordinary shares automatically prior to the trading of the Class A ordinary shares on Nasdaq Capital Market.

On September 4, 2024, 597,856 Class A ordinary shares were issued to Bliss On upon automatic conversion of the promissory note at the IPO price of US$4.00 per Class A ordinary shares.

Completion of the IPO

On September 5, 2024, the Company completed its IPO and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “PMAX”. With the IPO, the Company received aggregate gross proceeds of US$5,707,000, prior to deducting underwriting discounts and other offering expenses and a total of 1,426,875 Class A ordinary shares were issued. On October 2, 2024, the representative of the underwriters of the IPO partially exercised the over-allotment option to purchase an additional 99,765 Class A ordinary shares of the Company. As a result of which, the Company received an additional aggregate gross proceeds of $399,000.